Okalla Corp.

Suite 4303-9th Street SE
Calgary, Alberta, T2G 3C8
PHONE: 1-403-537-9940

FILE No.
82-4221

06017763

SUPPL

October 17, 2006

RECEIVED
OCT 25 2006

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of our news release dated October 17, 2006.

Yours truly,

OKALLA CORP.

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

B O'Neill

BARBARA O'NEILL
SECRETARY

cc. AOK-USSC File

Enclosures

dlw 10/30

Okalla Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)

FILE No.
82-4221

Update on Acqusition of Web Transaction Services, Inc.

Calgary, AB, October 17, 2006 Okalla Corp. ("Okalla") announced today that due to the possible implications of new US legislation in potentially effecting the online payment processing industry, Okalla Corp. will not be extending the date for entering into a formal agreement under the terms and conditions of a letter agreement dated May 31, 2006 with Web Transaction Services Inc. ("WTS") of Austin, Texas. Under this agreement, and as previously disclosed, Okalla had intended to acquire all of the issued and outstanding common shares of WTS.

"Although the ramifications of this new legislation have caused us to re-examine some aspects of an acquisition of WTS, it remains an important part of the growth strategy for Okalla. We are intent on resolving the issues related to the new legislation and to renewing efforts toward our original acquisition objectives." said Clyde Beattie, President and CEO of Okalla Corp. "We expect this US payment processing legislation to have a minimal effect on the business of WTS and no direct effect on the re-emerging business of Probilling. In addition, we are actively seeking out new opportunities which may arise for Okalla from new market conditions resulting from the new regulations".

About Okalla
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

Contacts
Website: www.okalla.com
Corporate Information: www.okalla.com/about
Email: irelation@okalla.com

Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

Gregory Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@okalla.com

Okalla Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)

FILE No. 82-4221

Update on Acqusition of Web Transaction Services, Inc.

Calgary, AB, October 17, 2006 Okalla Corp. ("Okalla") announced today that due to the possible implications of new US legislation in potentially effecting the online payment processing industry, Okalla Corp. will not be extending the date for entering into a formal agreement under the terms and conditions of a letter agreement dated May 31, 2006 with Web Transaction Services Inc. ("WTS") of Austin, Texas. Under this agreement, and as previously disclosed, Okalla had intended to acquire all of the issued and outstanding common shares of WTS.

"Although the ramifications of this new legislation have caused us to re-examine some aspects of an acquisition of WTS, it remains an important part of the growth strategy for Okalla. We are intent on resolving the issues related to the new legislation and to renewing efforts toward our original acquisition objectives." said Clyde Beattie, President and CEO of Okalla Corp. "We expect this US payment processing legislation to have a minimal effect on the business of WTS and no direct effect on the re-emerging business of Probilling. In addition, we are actively seeking out new opportunities which may arise for Okalla from new market conditions resulting from the new regulations".

About Okalla
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

Gregory Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@okalla.com

Okalla Corp.

4303 9th St. SE
Calgary, Alberta, T2G 3C8
(TSXV – AOK)

FILE No.
82-4221

Update on Acqusition of Web Transaction Services, Inc.

Calgary, AB, October 17, 2006 Okalla Corp. ("Okalla") announced today that due to the possible implications of new US legislation in potentially effecting the online payment processing industry, Okalla Corp. will not be extending the date for entering into a formal agreement under the terms and conditions of a letter agreement dated May 31, 2006 with Web Transaction Services Inc. ("WTS") of Austin, Texas. Under this agreement, and as previously disclosed, Okalla had intended to acquire all of the issued and outstanding common shares of WTS.

"Although the ramifications of this new legislation have caused us to re-examine some aspects of an acquisition of WTS, it remains an important part of the growth strategy for Okalla. We are intent on resolving the issues related to the new legislation and to renewing efforts toward our original acquisition objectives." said Clyde Beattie, President and CEO of Okalla Corp. "We expect this US payment processing legislation to have a minimal effect on the business of WTS and no direct effect on the re-emerging business of Probilling. In addition, we are actively seeking out new opportunities which may arise for Okalla from new market conditions resulting from the new regulations".

About Okalla
Okalla is a publicly traded online technology company listed on the TSX Venture Exchange under the trading symbol AOK. Through its wholly owned subsidiary, Probilling Inc., the company provides eCommerce payment processing solutions and transaction services to web merchants. Vesa Software Inc. another wholly owned operating subsidiary, develops, licenses and provides hosting and support services for specialized web applications.

Contacts

Website:	www.okalla.com
Corporate Information:	www.okalla.com/about
Email:	irelation@okalla.com

Clyde Beattie, President & CEO
Voice: 403-537-9940
Email: clyde.beattie@okalla.com

or

Gregory Smith, CA, CFO
Voice: 403-537-9940
Email: greg.smith@okalla.com